FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

Results of Voting at the Bank’s Repeat Annual General Meeting of Shareholders

held on 12 July 2013

(under article 32.1 of Company Law 2190/1920, and par. 4.1.3.3 of the Athens Exchange Rulebook)

NBG’s Repeat Annual General Meeting of Shareholders held on 12 July 2013 at 12:00 hours was attended, in person or by proxy, by 442 Shareholders, representing 100,649,494 ordinary voting shares, i.e. 26.90% of the Bank’s share capital. Accordingly, the General Meeting had a quorum and was duly convened to deliberate on all the items on the Agenda.

Item 1:                                    Submission for approval of the Board of Directors’ and the Auditors’ Reports on the Annual Financial Statements for the financial year 2012 (i.e. 1 January 2012 – 31 December 2012).

Quorum required:	Whatever the represented part of the paid-up share capital may be.

Quorum actually recorded:	26.90% of the total common voting shares.

The General Meeting approved the Board of Directors’ and the Auditors’ Reports on the Annual Financial Statements for the year 2012 (i.e 1 January 2012 – 31 December 2012).

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
100,647,640	99.998%	1,854	0.002%	0	0.000%

Item 2:                                    Submission for approval of the Annual Financial Statements of the Bank for the financial year 2012 (i.e. 1 January 2012 – 31 December 2012).

Quorum required:	Whatever the represented part of the paid-up share capital may be.

Quorum actually recorded:	26.90% of the total common voting shares.

The General Meeting approved the Annual Financial Statements for the financial year 2012 (i.e. 1 January 2012 – 31 December 2012), as approved by the Board.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
100,647,640	99.998%	1,854	0.002%	0	0.000%

Item 3:                                    Discharge of the Board of Directors and the Auditors of the Bank from any liability for indemnity regarding the Annual Financial Statements and management for the financial year 2012 (i.e. 1 January 2012 – 31 December 2012).

Quorum required:	Whatever the represented part of the paid-up share capital may be.

Quorum actually recorded:	26.90% of the total common voting shares.

The General Meeting discharged the members of the Board of Directors and the Auditors of the Bank from any liability for indemnity regarding the Annual Financial Statements and management for the financial year 2012 (i.e. 1 January 2012 – 31 December 2012).

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
100,629,390	99.980%	20,104	0.020%	0	0.000%

Item 4:                                    Approval of the remuneration of the Board of Directors of the Bank for the financial year 2012 (under Article 24, par. 2 of Company Law 2190/1920). Determination of the remuneration of the Chairman of the Board, the CEO, the Deputy CEO and non-executive Directors through to the AGM of 2014. Approval, for the financial year 2012, of the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determination of their remuneration through to the AGM of 2014.

Quorum required:	Whatever the represented part of the paid-up share capital may be.

Quorum actually recorded:	26.90% of the total common voting shares.

The General Meeting approved the remuneration of the Board of Directors of the Bank for the financial year 2012, under article 24, par. 2 of Company Law 2190/1920; determined the remuneration of the Chairman of the Board, the CEO, the Deputy CEO and non-executive Directors through to the AGM of 2014; approved, for the financial year 2012, the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determined their remuneration through to the AGM of 2014.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
100,629,390	99.980%	1,854	0.002%	18,250	0.018%

Item 5:                                    Granting of permission, under article 23, par. 1 of Company Law 2190/1920 and article 30, par. 1 of the Bank’s Articles of Association, for Directors, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals.

Quorum required:	Whatever the represented part of the paid-up share capital may be.

Quorum actually recorded:	26.90% of the total common voting shares.

The General Meeting granted permission, under article 23, par. 1 of Company Law 2190/1920 and article 30, par. 1 of the Bank’s Articles of Association, for Directors, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
100,648,676	99.999%	818	0.001%	0	0.000%

Item 6:                                    Election of members to the Audit Committee

Quorum required:	Whatever the represented part of the paid-up share capital may be.

Quorum actually recorded:	26.90% of the total common voting shares.

The General Meeting elected Petros Sabatacakis, Alexandra Papalexopoulou-Benopoulou, Stefanos Vavalidis, Alexandros Makridis and Charalambos Makkas as members of the NBG Board Audit Committee, with a term of office through to the AGM of 2014.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
100,604,699	99.955%	26,545	0.026%	18,250	0.018%

Item 7:                                    Election of regular and substitute Certified Auditors for the purposes of the audit of the Financial Statements of the Bank and the Consolidated Financial Statements of the Group for the year 2013, and determination of their remuneration.

Quorum required:	Whatever the represented part of the paid-up share capital may be.

Quorum actually recorded:	26.90% of the total common voting shares.

Elected Mr. Emmanuel Pelidis and Ms. Beate Randulf, regular and substitute auditors respectively, of certified auditors Deloitte Hadjipavlou Sofianos & Cambanis S.A.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
100,649,494	100.000%	0	0.000%	0	0.000%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 19th July, 2013

/s/ Petros Christodoulou

(Registrant)

Petros Christodoulou
Deputy Chief Executive Officer